

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2015

Mail Stop 4631

Mr. Ming Yi
Chief Financial Officer
Wave Sync Corp. (f/k/a China Bio-Energy Corp.)
40 Wall Street, 28th Floor
New York, NY 10005

      Re: China Bio-Energy Corp.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed August 31, 2015
              File No. 0-20532

Dear Mr. Yi:

We issued comments to you on the above captioned filing on September 28, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 29, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or in his absence, me at (202) 551-3355 with any questions.

                           Sincerely,

                           /s/ Terence O'Brien

                           Terence O' Brien
                           Accounting Branch Chief
                           Office of Manufacturing and
                           Construction